SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 10-C

                 REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                          INTERDEALER QUOTATION SYSTEM
                  FILED PURSUANT TO SECTION 13 OR 15(D) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 AND RULE 13A-17
                              OR 15D-17 THEREUNDER

                           WHITESTONE INDUSTRIES, INC.
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                        (Exact name of issuer in charter)

         702 MARSHALL STREET, SUITE 500, REDWOOD CITY, CALIFORNIA 94063
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                    (Address of principal executive offices)

Issuer's telephone number, including area code       (415) 364-7030

                    I. CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1.  Title of security                COMMON STOCK, $.0001

2.  Number of shares outstanding before the change      18,744,239  SHARES

3.  Number of shares outstanding after the change        1,874,424  SHARES

4.  Effective date of change       FEBRUARY 2, 1996 (PURSUANT TO THE NASD)

5.  Method of change: Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

                        REVERSE STOCK SPLIT (ONE-FOR-TEN)

Give brief description of transaction ON JANUARY 31, 1996, THE COMPANY FILED A CERTIFICATE OF AMENDMENT TO EFFECT A ONE-FOR-TEN REVERSE SPLIT OF ITS COMMON STOCK, EFFECTIVE ON FEBRUARY 2, 1996.

                          II. CHANGE IN NAME OF ISSUER

1.  Name prior to change     N/A

2.  Name after change        N/A



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3.  Effective date of charter amendment changing name           N/A

4.  Date of shareholder approval of change, if required         N/A

Date           FEBRUARY 6, 1996                       DONALD YU, PRESIDENT
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                                             (Officer's signature and title)


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